SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                              TITAN MOTORCYCLE CO.
                                   OF AMERICA
             (Exact name of registrant as specified in its charter)


            Nevada                                              86-0776876
            ------                                              ----------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)



    2222 West Peoria Avenue
    Phoenix, Arizona                                              85029
----------------------------------------                       ------------
(Address of principal executive offices)                        (Zip Code)


Registrant's telephone number, including area code:          (602) 861-6977
                                                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:    NONE

Securities to be registered pursuant to Section 12(g) of the Act:   COMMON STOCK
                                                                    ------------

                          See Exhibit Index at Page 47

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                                     PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this Registration Statement on Form 10SB are "forward- looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART I, ITEM 1.     DESCRIPTION OF BUSINESS

         The genesis of Titan Motorcycle Co. of America ("Titan") was a small retail aftermarket motorcycle shop known as Paragon Custom Cycles in Phoenix, Arizona, which was owned and operated by the Company founder, Patrick Keery. Paragon specialized in aftermarket Harley DavidsonTM customizations, repairs and upgrades, as well as the sale of a wide range of optional equipment and parts for the Harley Davidson line.

         Through the design talents of its founder, Paragon became known for its unique award winning Harley Davidson customizations. It was not unusual for such customizations to increase a stock vehicle's cost by 50% to 100% of the original purchase price. In the customizing process, a good deal of factory installed hardware was removed and discarded and major design restrictions improved.

         Paragon evolved to designing and building custom large V-twin cylinder motorcycles from the ground up using various OEM parts. By 1994, the aftermarket Harley Davidson parts market had gestated to the point where all major and minor components, including engine and drive trains, needed to design and build a unique custom motorcycle from inception were readily available. While quality and continuity of supply were major challenges, a well connected shop owner could secure the necessary parts and labor to build the customer's dream creation.

         Paragon, under the design and engineering skills of its president, Patrick Keery, became the shop of choice for more and more customers who sought him out to have their concept bikes built.

         Initially, the process was somewhat long and tedious. It was not unusual for the total elapsed time from the design concept to delivery of the finished product to be as long as six months. The selling price for such vehicles could easily reach the $40,000 to $50,000 range.

         In late 1994, Patrick approached his principal financial backer (and father) with the idea of creating an integrated manufacturing company to dramatically reduce the cost of production while enhancing delivery for new and unique custom designed and manufactured V-twin cruiser motorcycle products. This approach did not require the essential rebuilding of other large V-twin production configurations. The idea was to implement this design and production concept in a disciplined "cell" manufacturing process and environment where a small team or single individual artisan would essentially build the custom motorcycle using readily available and scientifically arranged component parts.

         The present Company was incorporated in 1994 employing the foregoing production techniques. Shortly after the incorporation, it became apparent that the Company needed additional capital to grow and that it would be advantageous to seek out and complete a merger with a publically held company which, as a result, would provide both a public market and a new source of capital. Readily available was Mojave Financial Services, Inc. At the time, Mojave was essentially inactive. A merger was completed in June of 1996, with Mojave Financial Services, Inc. contributing its capital; and, as the surviving entity, assuming the name Titan Motorcycle Co. of America, a Nevada corporation. Titan Motorcycle Co. of America, the pre-merger entity, was incorporated as an Arizona successor corporation to Paragon on December 12, 1994 and ceased existence pursuant to the foregoing merger and name change. The integrated Company has existed and continues since the date of merger on June 11, 1996.

         All present financial statements and other disclosures concerning the Company are based upon the merger accounting and documentation. Since the merger, Titan has traded as a public entity on a limited market basis. Brokers quoting the stock on the NASD Electronic Bulletin Board are Paragon Capital Corporation of Boca Rotan, Florida (1-800-521-8877); Harold, Thompson, Magid and Company of Jersey City, New Jersey (212-233-2200); Sharpe Capital Corporation of New York, NY (212-791- 8700); and Alpine Securities of Salt Lake City, Utah (1-800-274-5588).

         In March of 1997, the Company authorized a two-for-one (2:1) forward stock split. In April 1997, November 1997 to January 1998 and February 1998, the Company privately placed 1,000,000, 500,000 and 166,667 shares, respectively, of its Common Stock. In January 1998, the Company agreed to issue an additional 60,000 to an industry publications company as part of an agreement whereby the Company would receive publishing and advertising services. These events raised the total number of issued and outstanding shares to 16,437,333 as of the current date. Of this amount, the three principal officers collectively hold approximately 61.4% of the issued and outstanding common stock, prior to exercise of existing options. Such individuals would collectively hold 61.9% of the outstanding shares, after the exercise of their current options.

         DESCRIPTION OF THE COMPANY
         --------------------------

         The Company has recently moved to its present manufacturing and distribution facilities at 2222 West Peoria Avenue, Phoenix, Arizona 85029. It presently occupies a leased structure having approximately 64,000 square feet of combined administrative, manufacturing, assembly and distribution space. The Company has a current five year lease on this premises at the rate of $29,295.00 per month.

         It is reasonably anticipated that the present physical facilities should be adequate for the Company's anticipated manufacturing and distribution needs into 1999.

         The Company believes it has developed a unique design and manufacturing process for the large customized displacement motorcycle industry. The Company offers eight (8) custom model configurations, all of which lead the competition in power to weight ratios, ride and handling refinements and the capacity for future custom configuration. In addition, the Company brings a unique service to its customers by allowing the customers to specifically "predesign" the end product down to the customization of colors and finish. The completed product, in its custom design configuration and based upon one of the basic models, can be delivered within eight to ten weeks of an order. Customers not desiring individual customization can choose one of the basic custom models in standard finish and configuration and be assured of prompt delivery, usually from dealer stock.

         Titan believes itself to be the market leader in customized V-twin motorcycles as evidenced by its rapidly expanding distribution network. Company owned outlets, new designs and the introduction of two new models in 1998 should insure continuing leadership in this market niche.

         This custom manufacturing and service concept is made possible by the application of a small production team or single skilled artisan who is responsible for assembling each unit from component parts. This technician further continues to service his vehicle through road testing and during the warranty period to ensure complete customer satisfaction.

         The Company believes it is unique in providing this degree of customization resulting in essentially a "hand built" new vehicle at a cost and design advantage to purchasing a typical stock model V-twin, such as Harley DavidsonTM, YamahaTM, or HondaTM, and paying for customization through an individual shop. Additionally, the customer is assured of state of the art design, assembly and testing technology. For comparison purposes, the price of the basic Titan models range from the top of the line "Gecko", currently selling for $28,495, to the basic model "Coyote" at $23,995. This compares to a non-customized similar displacement stock Harley Davidson at approximately $15,000 to $20,000. Currently the products of the Company are being distributed through 53 domestic dealers, and 17 foreign dealers with current expansion plans underway.

         FINANCIAL INFORMATION
         ---------------------

         The financial information concerning the Registrants prior years of operation is found in Part I, Item 2: Financial Information.

         EMPLOYEES
         ---------

         As of March 31, 1998, the Company had 142 full-time employees, of whom 123 work in engineering and manufacturing; seven work full-time in marketing; and 12 work in staff and administration. The Company is not subject to any collective bargaining agreement. The Company anticipates adding supervisory,

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engineering,  manufacturing,  marketing and administrative  staff as the Company expands its production in 1998.

         FOREIGN OPERATIONS
         ------------------

         The foreign operations of the Company consist solely of sales of its products through non-U.S. distributors of the motorcycles of the Company. In its first year of foreign operations, the revenues from its foreign operations were $2,032,413.00. Foreign sales in 1997 were $1,681,613.00. The number of foreign distributors is expanding and the Company anticipates that, with continued expansion in the number of distributors, it will more than double its foreign sales in 1998.

         SUBSIDIARIES OF THE COMPANY
         ---------------------------

         The Company has only one subsidiary. Titan Motorcycle GmbH, Alte Hersfelder Str. 30, 36289 Friedewald, Germany is wholly owned by the Company. Titan Motorcycle GmbH was established in April 1998 to set up a marketing organization for the Company in Europe. Its function is to coordinate with and offer support to dealers and other marketing partners in Europe, to organize and participate in trade shows and develop product advertising and promotional activities for Titan and its authorized dealers, and to establish a central office in Europe to handle the Company's business affairs.

PART I, ITEM 2.     FINANCIAL INFORMATION.

         The selected financial data set forth below should be read in connection with, and is limited by, the more complete information in the attached Consolidated Financial Statements and the notes thereto.


                          12/31/97       12/31/96       12/31/95       12/31/94
                          --------       --------       --------       --------
Revenue                 13,064,145      4,983,876        625,284              0
Net Loss                (1,673,743)       (95,496)      (257,513)          (213)
Loss Per                     (0.11)         (0.01)         (0.02)         (0.00)
Share(1)
Total Assets             8,769,057      3,318,289        187,244              0
Long-Term                1,928,664        502,521        252,113              0
Obligations



                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The audited financial statements for the last calendar year are enclosed with this Registration Statement and contain the Company's financial statements for the calendar year ending December 31, 1997. Reference is made to the Consolidated Financial Statements filed with this Registration Statement for greater detail regarding the financial position of the Company.

Calendar Year Ended December 31, 1997, Compared with Calendar Year Ended December 31, 1996

OVERALL

Net Sales for 1997 of $13.1 million were $8.1 million, or 162%, higher than net sales for 1996. The Company incurred a net loss of $1.67 million, or $0.11 per

--------
     1 These figures have been restated to reflect the two-for-one forward split of the stock of the Company which took effect in March 1997.

share, in 1997 compared with a loss of $95,496, or $0.01 per share, for 1996. The Company has paid no dividends to date and currently has no plans to do so.

RESULTS OF OPERATIONS
MOTORCYCLE UNIT SHIPMENTS AND NET SALES

                                            1997              1996              INCREASE         % CHANGE
                                            ----              ----              --------         --------

Motorcycle Units                             500              181               319              176.2%

Net Sales (in 000's):
     Motorcycles                            $12,870           $4,939            $7,931           160.6%

Motorcycle Parts and Accessories               $194              $45              $149           331.1%

Total Motorcycles and Parts                 $13,064           $4,984            $8,080           162.1%

As can be seen from the above chart, the Company's business consists almost totally of motorcycles at this point. A small amount of business has been done in parts and accessories to date and the Company introduced its initial product line in Clothing and Accessories in late 1997. While these segments have not been material to date, the Company anticipates these segments could grow to 10 - 20% of total sales at some point in the future.

The increase in motorcycle shipments is due to several reasons. Chief among them is the continuing growth in reputation of the Company's motorcycles and the resulting demand this has created. This, combined with the growth in the dealership network and the Company's investment in new facilities and staff to meet the growing demand, has led to dramatic growth in shipments.

Company management has been gratified by the success that has been realized to date and the overwhelming acceptance of its products in the marketplace since its inception. Over the last 3 years, the Company has seen growth in revenues from $625,000 in 1995 to over $13,000,000 in 1997. The first quarter of 1998 continues to experience the same dramatic growth, with sales of over $5,300,000 compared with $1,900,000 for the same period in 1997 (up 179%). During this same period, the dealer network of the Company has grown from one location in Phoenix to over 60 dealerships worldwide with over 20 applications from potential new dealers currently being evaluated by the Company. Management of the Company is also pleased with the strength of the network that includes Easyrider franchises, Harley Davidson dealers, independent dealers and Titan dealerships. The Company believes this expanding network is one key element in the continued growth of the business.

From the outset, Titan has been dedicated to building the finest production performance motorcycle available while providing the customer the ability to customize their motorcycle to a degree previously available only from low volume custom builders. The Company is proud to be recognized throughout the industry, by various industry magazines, suppliers, dealers and even competitors, as the standard that others are measured by. It is this focus on quality and providing the very best production motorcycle available that provides the strong reputation the Company has been able to develop so far, and the foundation for growth for the future.

Over the past year, the Company has invested in building an infrastructure that will not only enable it to continue to support this growth, but also to develop new models and features for its customer base. Part of this investment is in the Company's engineering capability, which is focused on developing new products and components as well as continuing to improve on the current products and production processes. Other investments have been made in building the management team of the Company, developing marketing capabilities, and upgrading computer systems to support the continued growth of the business.

Finally, the Company was very pleased to be able to report its first profit at the end of the first quarter of 1998. While small, it occurred one quarter earlier than the Company anticipated and despite poor weather due to El Nino in many areas of the country where sales typically occur during the winter months. This profitability is due in large part to cost reduction efforts driven by engineering changes and cooperative efforts with key suppliers, as well as to focused efforts on managing SG&A expenses. As these efforts continue and as volume continues to grow, the Company anticipates significantly higher levels of profit in the future.

The Company began 1997 at a production rate of 5 - 7 units per week and increased that through the year to reach 18 units per week by year-end. This was facilitated by a move to a new location in March, 1997 that increased available space from 8,000 to 64,000 square feet and the employment of additional craftsmen to support the higher build level. In 1998, the Company is continuing to invest in its engineering capability and infrastructure to allow it to grow production to a level of up to 3000 units per year in the existing facility. For 1998, the Company's production target is to exceed 1200 units. The Company plans to continue to develop its existing facilities and human resources, as well as add others as demand warrants, to meet the growing demand for its products. The Company plans on continued high levels of growth for at least the next five years.

The Company's ability to reach these production levels will depend on several factors. First and foremost will be its ability to continue to create high levels of demand in both the domestic and international markets. Once this is accomplished, the Company must be able to continue to increase efficiencies in its current facilities through engineering advances, adding facilities for both motorcycle and parts production, working with its developing supplier base, and continuing to attract production, engineering and support talent to the Company. There are no assurances the Company will be able to do all these things simultaneously or in a timely way to match sales demand. The Company could also experience delays in its growth or production as the result of supplier issues, labor shortages, or unforeseen competitive actions, as well as from natural causes. These risks, if not offset, could negatively impact on the Company's performance and it's resulting cash flow.

In 1997, the worldwide market for heavyweight motorcycles (651+cc) exceeded 500,000 units, with approximately 40% of that market in North America. This market grew at 15.7% worldwide and 14.8% domestically.(2) With a market size of over one-half a million units and presently growing at a rate of about 75,000 units per year, the Company currently has a minor position in both the domestic and world-wide markets. This should provide substantial room for growth for the Company without having to compete on price in the marketplace. In fact, the price of its products, combined with the quality and reputation it has achieved, has allowed the Company to effectively create its own market segment. While data is not currently available to the Company by price segment, it believes that it has a significant market share for motorcycles in the over $25,000 price segment domestically and has positioned itself well for growth in these segments in both the European and Asian markets.

GROSS PROFIT
                            1997          1996         INCREASE         % CHANGE
                            ----          ----         --------         --------
Gross Profit (In 000's)     $2,457        $1,300       $1,157           88.9%

In 1997, gross profit increased $1,156,395, or 88.9%, as compared to 1996 due to the increased volume. The gross profit margin was 18.8% as compared with 26.1% in 1996. The 1997 margin was negatively affected by an average price per unit decrease of 5% as the mix of bikes changed to more standard models and fewer bikes (as a portion of total units sold) containing high-end options. The Company has seen this trend start to reverse itself in 1998, with dealers and customers requesting higher levels of customization on ordered units and more high-end models. The Company also saw its cost of goods sold increase slightly as a result of the change in facilities and costs associated with ramping-up both the new facility and new employees as the production rates grew. The Company anticipates a substantial increase in its Gross Profit in 1998 as a

--------
     2 Data from the Motorcycle Industry Council.

result of significant engineering and cost reduction efforts, as well as the increase in customization of its products. The Company has targeted a Gross Margin of 30% for its total business within the next three to five years.

OPERATING EXPENSES
                                     1997      1996      INCREASE    % CHANGE
                                     ----      ----      --------    --------
Operating Expenses (In 000's)        $4,077    $1,385    $2,692      194.4%

Total operating expense for 1997 increased $2,692,808, or 194.4%, over 1996. This increase was due to a number of causes, including, but not limited to: a substantial increase in advertising, trade shows and promotional activities to build the Company's brand name and recognition and drive higher sales levels; an increase in lease expense associated with moving into the new facility; an increase in research & development activity; and an increase in salaries and wages attributed to building both the management and support staff necessary to support a rapidly growing and significantly larger Company. While the increases were substantial, both as a percentage of the prior year and in actual dollars, it was in keeping with the Company's plan to invest heavily in infrastructure in 1997, to set the stage for profitable growth in 1998 and the coming years.

CONSOLIDATED INCOME TAXES

The Company's effective tax rate was 0.0% in both 1997 and 1996 as it recorded losses for both years. The Company currently has a tax loss carry forward of approximately $2.0 million.

Calendar Year Ended December 31, 1996, Compared with Calendar Year Ended December 31, 1995

OVERALL

Net Sales for 1996 of $5.0 million were $4.4 million, or 697%, higher than net sales for 1995. The Company incurred a net loss of $95,496, or $0.01 per share, in 1996 compared with a loss of $257,513, or $0.02 per share, for 1995. The Company paid no dividends in calendar year 1995 or 1996.

RESULTS OF OPERATIONS
MOTORCYCLE UNIT SHIPMENTS AND NET SALES

                                            1996     1995   INCREASE  % CHANGE
                                            ----     ----   --------  --------

Motorcycle Units                             181       24        157     654.2%

Net Sales (in 000's):
     Motorcycles                          $4,939   $  625     $4,314     690.2%

     Motorcycle Parts and Accessories     $   45        0     $   45     NA

     Total Motorcycles and Parts          $4,984   $  625     $4,319     697%

The Company's business consisted almost totally of motorcycles at this point in time. A small amount of business had been done in parts and accessories in 1996.

The increase in motorcycle shipments was due to several reasons. Chief among them is the growth in the quality reputation of the Company's motorcycles and the resulting demand this has created. This combined with the growth in the dealership network, the Company's commitment to marketing efforts, and a full year of production allowed the Company to increase its revenue by almost an order of magnitude over 1995.

The Company began 1996 at a production rate of 2 units per week and increased that to reach 5 - 7 units per week by year-end. In 1997, the Company invested in its engineering capability and infrastructure to allow it to grow production to a level of up to 500 units per year.

The Company's ability to reach these production levels has depended upon several factors. Its ability to create higher levels of demand in both the domestic and international markets was the primary catalyst for this growth.

GROSS PROFIT
                               1996         1995        INCREASE        % CHANGE
                               ----         ----        --------        --------
Gross Profit (In 000's)        $1,300       $17         $1,283             7547%

In 1996, gross profit increased $1,282,722 as compared to 1995 due to the increased volume. The gross profit margin was 26.1% as compared with 2.8% in 1995. The 1996 margin was positively affected by a full year of production, and the ability to work with vendors to obtain price breaks as volumes increased.

OPERATING EXPENSES
                                    1996        1995        INCREASE    % CHANGE
                                    ----        ----        --------    --------
Operating Expenses (In 000's)       $1,385      $266        $1,119        420.7%

Total operating expense for 1997 increased $1,118,182, or 420.7%, over 1995. This increase was due to growth in all expense areas except R&D as the Company took advantage of its initial development activity, and made a substantial investment in developing its market as well as the infrastructure of the Company.

CONSOLIDATED INCOME TAXES

The Company's effective tax rate was 0.0% in both 1996 and 1995 as it recorded losses for both years. The Company had a tax loss carry forward of approximately $350,000 at year-end 1996.

WORKING CAPITAL MANAGEMENT
--------------------------

The Company supplies motorcycles to its dealers in one of two ways. First, the dealer can specify the motorcycle completely with customized paint and selected options with a lead time of 6-8 weeks, sometimes slightly longer during peak season. Alternatively, the dealer can select a completed bike from the Company's available Finished Goods inventory list for immediate shipment or one from the current production schedule that will be available inside the normal lead time window. The Company builds some inventory (up to one month's production) of finished motorcycles during the winter months that is consumed during the spring peak season. During the rest of the year the Company normally maintains a low level of finished goods inventory.

Motorcycles are typically either floored with major financial institutions by the dealer or are paid for in full prior to shipment by the Company. The Company receives payment for floored bikes within 2 weeks of shipment. During winter months the Company may provide free flooring for dealers for up to 90 days depending on model and stock situation to help smooth shipments and keep higher levels of product available for customers.

Parts used to build the bikes are usually available with short lead times, but some parts do require up to ten weeks. Due to high quality standards and reliability of delivery, the Company sets slightly high stocking levels to assure the availability of parts to production. The Company has an ongoing program to continue to upgrade its supplier base and to bring additional parts in house for production, reducing required inventory levels as well as part costs.

The Company has built a strong network of dealers both domestically and internationally. Collectively, there are almost 70 dealers currently in place with more being added every month. There are 4 types of dealers in the Company's network; independent dealers, Easyrider stores and franchises, existing Harley Davidson dealers, and Titan dealerships. In 1997, no dealer represented more than 10% of the Company's revenue and only 2 were over 5%. To date in 1998, 3 dealers with common ownership (Titan of Los Angeles, Titan of Las Vegas, and Paragon Custom dba Titan of Phoenix) represent 25% of the Company's sales. Majority ownership of these dealerships are held by principals in the Company. No other dealer represents more than 5% of sales.

As of May 15, backlog orders stood at approximately $3.8 million, compared with approximately $2.4 million at the same time in 1997. The entire backlog should be shipped within 3 months.

DESCRIPTION OF MARKETS
----------------------

Surprisingly to some, the typical buyer of the Company's products is a male businessman or professional between 35 - 55 years of age, who has previously owned a production line motorcycle. The average age of a motorcycle owner is increasing, with the customer's median annual earnings exceeding $50,000.00. It is anticipated that the population of foreign motorcycle enthusiasts may actually increase at a greater rate near the end of the century than the domestic market.

It is generally accepted that demand for the customized V-twin motorcycle will significantly outstrip production through the end of the millennium. At present, the Company occupies a unique niche and is without any significant competitor in its capacity to produce, from the ground up, a customized high-end V-twin motorcycle on a production basis, while preserving the capacity to complete special orders. The Company does not anticipate significant competition in this sector for the next twelve to twenty-four months.

Several companies compete in the market in the below $20,000 price range, headed by Harley-Davidson who is clearly the dominant manufacturer. There is currently no indication that they intend to move into Titan's market niche, but the possibility of that happening at some time in the future cannot be discounted. There are other builders that are currently smaller than the Company in the below $20,000 price range that are starting to produce some motorcycles at higher prices. None of these builders has any significant position in the Titan's niche at this time.

Over the next three years, the Company projects it can increase its market share of V-twin motorcycles, including both production line products and custom models, from its projected 0.5% market share in 1997 to 2% by the year 2000. The Company estimates that it has a greater than 50% market share for V-Twin motorcycles over $25,000 and anticipates that this market sector will also continue to increase.

ENVIRONMENTAL CONTROLS
----------------------

The Company's products meet all federal and state emission requirements and have been approved by the EPA and DOT.

The Company's manufacturing facilities also meet all federal, state and local environmental requirements. The primary area of potential discharge is the Company's paint facility, which meets all required standards. Expansion of this area would require additional capital requirements, but it is not anticipated that this would have any significant material effect on earnings or capital expenditures at this time.

OTHER MATTERS

IMPACT OF YEAR 2000
-------------------

The Company has completed an analysis of its systems and the potential for issues associated with the year 2000. All Company systems are or will be year 2000 compliant before the end of 1998. The Company has begun discussions with its supplier base to ascertain the potential for a negative impact on the Company's operations and what steps are being taken to insure continuity of supply of parts and services. While the Company believes its plans are adequate to deal with the year 2000 issues internally, and will be completed on a timely basis, there is no guarantee that all suppliers and other parties that are essential to the Company's operations will do so. The failure of any supplier to adequately address this issue in a timely manner will result in the Company looking to other suppliers to fill the need. However, the potential exists for a material negative effect on Company operations if a key supplier does not adequately address the issue.

The Company has been in the process of bringing up new systems to support both operations and financial reporting requirements as part of building the infrastructure to support the Company's growth. As part of this conversion, the Company received assurances from its software suppliers that all systems are year 2000 compliant. As a result, costs of the effort are mainly focused on following up with suppliers to determine their level of compliance. These costs are imbedded in other activities and are not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES

The Company used $5.56 million of cash in operating activities in 1997 compared with $1.87 million in 1996. Net losses adjusted for depreciation and amortization consumed $1.58 million. Inventories increased $5.0 million in 1997 over the $1.5 million increase in 1996, as the Company continued to ramp production as well as stockpile some finished goods in anticipation of a strong spring season. Accounts receivable increased by only $240,000 as the Company entered into a manufacturer's flooring agreement with Transamerica, whereby most dealers finance their motorcycle inventory directly with Transamerica and the Company receives funds in a more timely manner. This effectively reduces the Company's outstanding receivables substantially, and resulted in only a 32% increase in receivable dollars on a sales increase of 162%. Capital expenditures totaled $621,000 in 1997 compared with $51,000 in 1996. These expenditures were predominantly associated with bringing on line the new manufacturing facility and the purchase of a large truck for transporting and displaying product at various trade and dealer shows.

Cash was provided through the issuance and sale of stock for $4 million in 1997 as compared with $2.5 million in 1996. Additionally, the Company had net borrowings of $1.4 million in 1997 as compared with $256, 000 in 1996. A more detailed description of cash flows can be found in the attached financial statements.

INFLATION
---------

         Inflation rates have been trending upward recently after several years of low to moderate increases. Inflation will result in the escalation of costs as well as increasing operating expenses for the Company. The Company anticipates the ability to offset most of these increases through its cost reduction program, provided that inflation rates do not accelerate dramatically.

FOREIGN RISK FACTORS
--------------------

         The primary risk to foreign sales is the state of the economy in the Company's overseas markets. This evidences itself both in the willingness of the marketplace to purchase the product and in the exchange rates for transactions which ultimately impacts the final price of the product of the Company in the dealer's country. Other risks include the relative strength of individual dealerships in their respective countries, marketing expertise of the dealer network, transportation delays associated with shipping products from Phoenix, and individual country regulatory requirements. The Company believes it has taken the necessary steps and signed up strong dealers in the countries where it is currently represented to mitigate the above risks, except for those related to country economics.

PART  I, ITEM 3.    DESCRIPTION OF PROPERTY.

         In March 1997, the Company moved to its present manufacturing and distribution facilities to 2222 West Peoria Avenue, Phoenix, Arizona 85029. On August 7, 1997, the Company entered into a second lease with the same landlord for an adjacent parcel of property. Under the combined leases, the Company presently occupies a leased structure having approximately 64,000 square feet of combined administrative, manufacturing, assembly and distribution space. Approximately 10,000 square feet are devoted to offices with the remaining area dedicated to production and warehouse. The Company has just entered the second year of a current five year lease on this premises at an aggregate rate for the two leases of $29,295.00 per month. The form of the leases and the addenda to the leases are included as Exhibits 6.1 and 6.2 of this Registration Statement. The Company has maintained its former leased premises for certain limited purposes for the full lease term ending July 1, 1998. The Company may extend the use of such facilities on a month to month basis at the end of the term at the current monthly cost of $3,978.

         It is reasonably anticipated that the present physical facilities should be adequate for the Company's anticipated manufacturing and distribution needs into 1999.

PART I, ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    OWNERS AND MANAGEMENT.

         As of the June 1, 1998, the Company had 16,437,333 shares of common stock outstanding. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the Board of Directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of the common stock of the Company as of June 1, 1998; of all directors and executive officers of the Company; and of the directors and officers of the Company as a group.


    Name and Address of Beneficial Owner           Number of Shares       Percent of Class
                                                  Beneficially Owned
Francis S. Keery
8973 N. 45th Street                                   3,599,772(3)              21.7%
Phoenix, Az 85028

Patrick Keery
8973 N. 45th Street                                   3,098,5494                18.7%
Phoenix, Az 85028

Barbara S. Keery
12460 N. 116th Street                                  3,478,334                21.2%
Scottsdale, Az 85259

Robert V. Peltier
7253 S. Terrace Lane                                       0                    0.0%
Tempe, Az 85283

Robert P. Lobban
1326 E. Treasure Cove Dr.                                7,000             less than 0.1%
Gilbert, Az 85234

Mark G. Green
15850 N. Thompson Peak Pkwy. #2032                         0                    0.0%
Scottsdale, Az 85260

Officers and Directors                               10,183,655(3,4)           61.0%
as  a group (6 members)

--------

3 Includes 150,000 shares underlying unexercised employee options.

4 Includes 100,000 shares underlying unexercised employee options.

PART I, ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS.

         The directors and executive officers of the Company are as follows:


      Name                        Age        Positions Held                         Period of Service
      ----                        ---        --------------                         -----------------
Francis S. Keery                  54         Chairman of the Board                  Since August 1994
                                             and CEO
Patrick Keery                     28         President and Director                 Since 1993
Barbara S. Keery                  55         Vice President, Secretary              Since 1996
                                             and Director
Robert V. Peltier                 45         Operations Manager                     Since 1996
Robert P. Lobban                  43         Chief Financial Officer                Since 1997
Mark G. Green                     38         National Sales Manager                 Since 1996

         The Board of Directors of the Company held five meetings in calendar year 1997 and eight meetings to date in calendar year 1998. All directors were present at these meetings.

         None of the directors, officers or 5% owners of the stock of the Company is involved in any significant legal proceedings adverse to the Company.

         One of Titan's greatest assets is its uniquely specialized management team. Information regarding the key members of this team are provided below.

         Frank (Francis S.) Keery - Chairman and CEO
         -------------------------------------------

         Frank Keery, age 54, currently resides with his wife, Barbara Keery, in Phoenix, Arizona.

         Mr. Frank Keery received a B.S. degree in Engineering from the University of Detroit in 1966 and an MBA degree from Western New England University in 1969.

         Subsequent to completion of his formal education, Mr. Frank Keery has held various administrative and finance related positions. For 17 years Mr. Keery worked with Rogers Corporation, an AMEX listed corporation, involved in international automotive and electrical sales and marketing. In this capacity he served variously as an executive in charge of new division startups, manufacturing management, operation "turnarounds", and international sales from approximately 1969 to 1986. Most of these assignments carried full profit and loss responsibilities of independent units.

         From 1986 to 1994, Mr. Frank Keery was primarily employed in multiple positions as an outside and in-house business consultant. In 1989 to 1991 he was the CEO for Swanson Manufacturing, Inc.

         For the three-year period ending in August 1994, Frank Keery was CEO of the Company Store, a privately held mail order company with annual sales of approximately Eighty Million Dollars ($80,000,000.00).

         From August 1994 to the present, Mr. Keery has been chairman of Paragon Custom Cycles, which later became Titan Motorcycle of America. In this capacity he has used his management and marketing experience as the chairman of the board and CEO.

         Patrick Keery - President/Director
         ----------------------------------

         Patrick Keery, age 29, resides in Scottsdale, Arizona.

         Mr. Keery has been President of Titan since inception, and owned and operated its predecessor entity, Paragon Custom Cycles. Mr. Patrick Keery brings unique skills in the assembly, design and engineering of custom built motorcycles.

         Mr. Patrick Keery is a 1992 graduate of Arizona State University where he obtained a B.S. degree in finance.

         Since 1993, Mr. Keery operated and was the owner and manager of Paragon Custom Cycles doing custom design, assembly and rebuilding of essentially large displacement motorcycles until he became the President of the reorganized Company in December of 1995.

         During the period of 1992 to 1993, Mr. Patrick Keery worked as a financial analyst for the George S. May International Co., a consulting firm specializing in providing services to small to medium capital companies.

         Mr. Keery is heavily involved in developing the Company's dealer network and overseeing the sales and marketing efforts. He continues to play a lead role in motorcycle styling and product development.

         Barbara Keery - Vice President/Secretary/Director
         -------------------------------------------------

         Barbara Keery, age 55, currently resides with her husband, Frank Keery, in Phoenix, Arizona.

         Barbara S. Keery received her Masters Degree in Business Education from the University of Connecticut in 1970 and her Bachelors Degree in Business Education from the State University of New York at Albany. From 1964 through 1969 she taught high school administration business courses in South Windsor, Connecticut and Oak Park, Michigan. As a licensed real estate agent, she served on the chairman's board of Russ Lyon Realty and was a member of the Scottsdale Million Dollar Club in 1987 and 1988.

         From its inception in 1996, Mrs. Keery has served as the corporate secretary and Vice-President for the Company. In 1997, a new division was created for the clothing and accessory line which is primarily administered by Mrs. Keery.

         Robert V. Peltier - Operations Manager
         --------------------------------------

         Robert V. Peltier, age 45, resides with his wife and family in Tempe, Arizona.

         Dr. Peltier obtained his Ph.D. in Engineering from Kennedy-Western University in 1994, his masters degree in Engineering from San Diego State University in 1981, and his B.S. in Engineering from the same institution in 1974. Dr. Peltier has also completed advanced course work in contract law and business finance and management.

         From 1983 - 1987 Dr. Peltier served as an adjunct professor at the National University in San Diego, California. During the period of 1984 to 1987 he was also a project manager for Energy Factors, Inc. and was involved in the design and engineering of cogeneration facilities and power plants.

         Dr. Peltier was a professor at Arizona State University from 1987 to 1994. From 1995 to 1997 Dr. Peltier has been an adjunct professor in Mechanical Engineering at the University of Houston. He has also served from 1994 to 1997 as a Managing Engineer with Stewart & Stevenson Services, Inc. of Houston, Texas where he managed the production engineering group. Stewart & Stevenson is involved in the design and manufacture of gas turbines.

         Dr. Peltier, an avid motorcyclist, has been associated with the Company as the chief engineer since early 1997, and his contributions to design, safety and performance aspects of the motorcycles are deemed to be of critical importance. In mid-1997 he also assumed responsibility for general operations.

         Robert P. Lobban - Chief Financial Officer
         ------------------------------------------

         Mr. Robert P. Lobban, age 43, currently resides in Gilbert, Arizona with his wife Susan.

         Mr. Lobban holds a Masters of Business Administration Degree (M.B.A.) from Harvard Graduate School of Business which he obtained in 1981. Mr. Lobban earlier obtained a B.S. degree in Industrial Engineering from Northeastern University in 1977. He graduated first in his class and was a Magna Cum Laude graduate.

         During the period of his formal education, Mr. Lobban obtained considerable practical experience in working in full-time positions as an engineer, analyst and supervisor with such companies as Digital Equipment Corporation, Texas Instruments, New England Medical Center Hospitals and the
Phillips Manufacturing Company. From 1981 through 1982, he worked as a Controller with the Fiberloys Division of the Rogers Corporation. From 1982 to 1984 he was the Controller for the Flexible Interconnections Division of Rogers Corporation in Chandler, Arizona and was promoted to Administrative Manager with that company from 1984 through 1987. From 1987 through 1988 he worked for Pacific Biosystems, Inc., a start-up company involved in the medical equipment industry as its Vice President and Chief Financial Officer.

         In 1988, he joined Gemini Consulting as a Consultant and was promoted through several positions to the level of Principal. In these positions, Mr. Lobban was responsible for leading large teams in multi-million dollar projects to improve the financial performance of over 30 companies, most in the Fortune
500. Gemini Consulting of Morristown, New Jersey is an international business consulting firm. In 1995, he joined the George Group of Dallas, Texas as a Director and then Vice-President, where he was responsible for managing multiple client engagements in turnaround/major improvement situations.

         During 1997 he became associated full-time with the Company and provides valuable service as its Chief Financial Officer supervising general accounting, finance, investor relations, information systems, and human resources as well as its procurement and materials management functions. He is also charged with leading the Company's cost reduction efforts.

         Mark G. Green - National Sales Manager
         --------------------------------------

         Mark G. Green, age 38, resides in Scottsdale, Arizona.

         Mr. Green obtained an associate degree from Saddleback College in Mission Viejo, California in 1979. He has also completed most of the course work required for a B.S. degree in Sports Medicine from California State University at Fullerton.

         Mr. Green came to Titan in 1996 with over 15 years of motorcycle retail experience. His experience includes sales of Japanese products, as well as on the Harley Davidson line. From 1981 to 1983 he worked for Pacific Coast Honda/Suzuki. From 1983 to 1994, he was finance manager for Champion Motorcycles of Costa Mesa, California.

         During 1994 to 1996 he was the National Sales Manager of Biker's Dream headquartered in Santa Ana, California. During this tenure the number of units sold increased from 60 to 275 per year. In his capacity as National Sales Manager for Biker's Dream, he opened ten new super stores across the country. Mr. Green was also responsible for developing a detailed sales manual including all aspects of sales, insurance and registration of motorcycles.

         Mr. Green has formulated similar sales and closing procedures for Titan. He is responsible for dealer training and all marketing activities including trade shows, print and radio advertising, and cooperative marketing programs with other corporations such as Playboy, the World Wrestling Federation, R.J. Reynolds, and the Arizona Cardinals.

PART I, ITEM 6.     EXECUTIVE COMPENSATION.

         The table set forth below contains information about the remuneration received and accrued during the last three fiscal years from the Company and its subsidiaries by the CEO of the Company. None of the employees of the Company have received salary and bonuses of $100,000 or more in any calendar year.


Name and        Year     Salary ($)    Bonus ($)    Other            Securities
Principal                                           Annual           Underlying
Position                                            Compensation     Options or
                                                    ($)              SARs (#)
--------------------------------------------------------------------------------
Frank Keery     1997     61,153.70     1,154        6,942(5)         0
Chairman/CEO    1996     59,999.96     0                             150,000
                1995     0             0                             0

                  In  December  1996,  the  Board of  Directors  of the  Company
adopted the Titan Motorcycle Co. of America Stock Option and Incentive Plan (the "Plan"). Under the Plan, Incentive Stock Options ("ISOs"), Non-qualified Stock Options, Stock Appreciation Rights ("SARs"), Restricted Stock, Dividend
Equivalents and Performance Shares may be awarded to key employees of Titan Motorcycle Co. of America and its subsidiaries.

                  A committee consisting of at least two Board members is authorized to administer the Plan and is authorized to select from among eligible employees those persons who will receive awards, to select the appropriate form of awards and to determine the terms and conditions of such awards. After taking into consideration the March 1997 two-for-one forward split of the stock of the Company, the aggregate number of shares of stock subject to awards under the Plan may not exceed 2,000,000.

                  The committee may make awards of ISOs, Non-qualified Stock Options, SARs, Restricted Stock, Dividend Equivalents and Performance Shares, or any combination of the foregoing, to officers and other key employees of the Company and its subsidiaries. For purposes of the Plan, the "key employees" are those employees who, in the opinion of the Committee, are mainly responsible for the continued growth, development and financial success of the Company. The committee is not required to make awards to every individual who is an officer or key employee, but it may not make any award to any individual who is not an officer or key employee.
--------

5 Of the amount reflected, $5,824  represents an automotive  allowance for Frank
  Keery.

                  An ISO is a stock option that satisfies certain technical requirements specified in Section 422 of the Internal Revenue Code (the "Code"). Under the Code, ISOs may only be granted to employees. In order for an option to qualify as an ISO, the price specified in the option must equal the fair market value of the stock at the date of the grant, and the option must lapse no later than 10 years from the date of the grant. As a general rule, the stock subject to ISOs which are first exercisable by an employee in any calendar year may not have a value of more than $100,000 as of the date of grant. Certain other requirements must also be met.

                  A Non-qualified Stock Option is any stock option other than an ISO. These options are referred to as "non-qualified" because they do not meet the requirements of, and are not eligible for the favorable tax treatment provided by Section 422 of the Code. Subject to applicable federal and state securities laws, non-qualified options can be subject to such terms and conditions as the committee determines in its discretion. Thus, for example, a Non-qualified Stock Option could be granted which has an exercise price which is less than the stock's fair market value on the date of grant.

                  A Stock Appreciation Right ("SAR") is the right granted to an employee to receive the appreciation in the value of a share of Company stock over a certain period of time. Under the Plan, the Company may pay that amount in cash or in Company stock or in a combination of both. SARs are often issued in conjunction with a grant of stock options to give the employee the cash necessary to exercise the option and/or pay the tax attributable to the exercise of the option (in the case of a Non-qualified Stock Option). Although SARs can be exercised independently of an option, in such cases, the underlying option lapses to the extent the SARs are exercised.

                  The Plan also authorizes the committee to award Restricted Stock to employees. Under the Restricted Stock feature of the Plan, the employee is granted a specified number of shares of the Company's stock. However, his ownership with respect to such stock is subject to certain restrictions, and if the employee violates any of the restrictions during the period specified by the Committee, he forfeits his stock. The committee may, in its discretion, impose any restrictions on an employee's Restricted Stock Award. It may not, however, require the employee to make any payment for the Restricted Stock.

                  The Plan authorizes the committee to grant dividend equivalents in connection with options. Dividend equivalents are rights to receive additional shares of Company stock at the time of exercise of the option to which such dividend equivalents apply. Dividend equivalents are always issued in connection with an option, however, they can be issued at the time the option is granted or after the option is granted.

                  Under the Plan, the committee may grant performance share units to an employee which are to be credited to a performance share account maintained for the employee. Each performance share unit is deemed to be the equivalent of one share of Company stock. An award of performance shares does not entitle an employee to any ownership, dividend, voting, or other rights of a shareholder until distribution is made in the form of shares of stock. No employee may receive as performance shares units more than 30 percent of the aggregate number of shares that can be awarded under the Plan.

                  As of June 1, 1998, the Company has granted ISOs and Non-qualified Stock Options for an aggregate of 865,000 shares of stock. No grants have been made of any of the other categories of awards available under the Plan.

                  Stock options awarded in fiscal year 1997 under the Plan of the Company are as follows:


  Name               Number of            Date            % of Total          Exercise         Expiration
                    Securities           Awarded         Options/SARs          or Base            Date
                    Underlying                            Granted to            Price
                   Options/SARs                          Employees in          ($/Sh)
                    Granted (#)                           Fiscal Year
---------------------------------------------------------------------------------------------------------
Gary Smith             60,000            1/8/97              100%               $3.00            1/8/07

PART I, ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  Prior to the formation of Titan Motorcycle Co. of America, Patrick Keery and Frank Keery had been conducting the business of after-market customizations of Harley Davidson motorcycles in the Phoenix area under the name of Paragon Custom Cycles. The Phoenix dealership for the Company has retained this name for reasons of established name recognition in the Maricopa County market. This distributorship is owned by the President and the CEO of the Company, and sells the products of the Company under the standard dealership contract of the Company without any special concessions or contract provisions.

                  In early 1998, the CEO and the President of the Company joined with a third-party investor to purchase the Los Angeles, California and Las Vegas, Nevada distributorships of the Company. These two distributorships had been in need of significant capital infusions, at a time when the Company was unable to invest in any of its distributorships. These two distributorships are continuing to sell the products of the Company under the standard dealership contract of the Company without any special concessions or contract provisions.

PART I, ITEM 8.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  The Company has authorized Ninety Million common shares (90,000,000) having a par value of %0.001 per share. The Company presently has only one class of common shares.

                  The Company has also authorized Ten Million (10,000,000) shares of preferred stock having a par value of $0.001 per share. As of the date of this Registration Statement, no preferred shares are issued or outstanding.

                  At June 1, 1998, there were 16,437,333 shares of Common Stock issued and outstanding, and held by more than 500 shareholders. Holders of Common Stock are entitled to one vote per share for the election of directors and on all matters submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefore. Holders of Common Stock are not entitled to preemptive rights. The Common Stock to be registered is not convertible to any other debt or security installment. In the event of the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share equally in any balance of the Company's assets available for distribution to shareholders. Outstanding shares of Common Stock are not subject to any further call or assessment.

                                     PART II

PART II, ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                    EQUITY AND RELATED STOCKHOLDER MATTERS.

                  The stock of the Company is traded on the NASD Electronic Bulletin Board. As of June 1, 1998, there were more than 534 shareholders of record of the stock of the Company. As of the same date, Sixteen Million Four Hundred Thirty-Seven Thousand Three Hundred Thirty Three (16,437,333) shares of stock were outstanding. Actual trading volume of the stock of the Company in calendar year 1997 has been moderate. A significant portion of the stock of the Company is held by non-U.S. investors.

                  Provided in the following table is the price range of the Company's stock for the eight most recent quarters (adjusted to reflect the March 1997 two-for-one forward split of the stock of the Company), and as of June 1, 1998. The referenced quotations do not reflect inter-dealer prices, dealer retail markup, markdown, or commissions, and may not necessarily represent actual transactions.

                           PRICE RANGE OF COMMON STOCK
                                 Bid Quotations

--------------------------------------------------------------------------------
Quarter & Year                   High Bid                           Low Bid
--------------                   --------                           -------
2nd 1996                         Not Traded                         Not Traded
3rd 1996                         3.81                               3.00
4th 1996                         3.63                               3.25
1st 1997                         7.50                               3.31
2nd 1997                         6.25                               4.50
3rd 1997                         6.13                               5.50
4th 1997                         6.13                               4.5
1st 1998                         4.75                               3.00
2nd 1998                         6.75                               3.37
--------------------------------------------------------------------------------
         June 1, 1998               bid $5.13                   ask $5.50

                  The Company has paid no dividends on common stock during its two most recent calendar years, and has no present intention to pay dividends in calendar year 1998.

PART II, ITEM 2.  LEGAL PROCEEDINGS.

         The Company presently is involved as a defendant in a civil action filed against it in the Superior Court (court of general jurisdiction) in and for Maricopa County, Arizona, Civil No. CV98-03681, arising out of a dispute over payment for and the adequacy of services performed by the plaintiff in completing a paint room for the Company. The amount alleged owing is the principal sum of $52,898.59. The Company disputes the claims and has filed a counterclaim. In all events, it is not believed the outcome of this litigation will have any material affect on the Company's business. The Company is not aware of any other claims or litigation.

PART II, ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                  AND FINANCIAL DISCLOSURE.

                  The Company has no disagreement with its accountants on the accounting and financial disclosures contained in this Registration Statement or as an exhibit hereto.

PART II, ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

                  Set forth below is a table summarizing all transactions of the sale of securities of the Company for the past three years, which securities were not registered under the Securities Act. The table does not include the employee options granted pursuant to the 1996 Incentive Stock Option Plan of the Company discussed in Item 6 of Part I of this Registration Statement.


        Date                     No. of             Name or Class of                              Consideration
                                 Shares               Purchaser(s)
---------------------------------------------------------------------------------------------------------------------------
1     June 1996                 5,500,000        Shareholders of Paragon                 Merger of Paragon Custom
                                                 Custom Cycles                           Cycles  into Mohave Financial
                                                                                         Services, Inc.
2     September 1996            1,500,000        Non-U.S. investors                      $1,500,000

3     October 1996                333,333        Non-U.S. investors                      $1,000,000

4     March 1997                7,355,000        All of the then existing                Issued pursuant to the 2 for 1
                                                 shareholders of the                     forward split of the stock of the
                                                 Company                                 Company

5     April 1997                1,000,000        Non-U.S. investors                      $2,500,000

6     November 1997               500,000        Non-U.S. investors                      $1,500,000
      to January 1998

7     January 1998                 60,000        Publication trade supplier              $250,000 of printing and
                                                                                         advertising  services

8     February 1998               166,667        Non-U.S. investors                      $500,000

                  Transactions 1, 4 and 7 are deemed exempt from registration pursuant to the provisions of Regulation D adopted by the Securities and Exchange Commission. Transaction 7 is documented by a signed investment intent letter of the purchaser. The certificates representing each of the issued shares bear an appropriate restrictive legend, and the transfer agent of the Company has been given stop transfer instructions with regard to shares issued under any Regulation D exemption. Each of the purchasers in the Regulation D transactions had a pre-existing relationship with the Company. The recipients of the stock in transaction 1 were the shareholders of Paragon Custom Cycles, and possessed more information regarding the business to be pursued by the surviving corporation in the merger transaction than any other person. Transaction 4 was merely a private placement to the existing shareholders of the Company pursuant to a two-for-one forward split of the stock of the Company.

                  The remaining transactions are deemed exempt from registration pursuant to the provisions of Regulation S adopted by the Securities and Exchange Commission. Each of these transactions is documented by signed subscription agreements. The Company reasonably believes, and each of the purchasers specifically warranted and represented to the Company, that (a) the purchaser was not a U.S. person as that term is defined under Regulation S; (b) at the time the buy order for the securities was originated, the purchaser was outside the United States and was outside of the United States as of the date of the execution and delivery of the purchaser's subscription agreement; (c) the purchaser was purchasing the securities for its own account and not on behalf of any U.S. person; (d) the sale had not been pre-arranged with a purchaser in the United States; (e) all offers and resales of the securities would only be made in compliance with the provisions of Regulation S; and (f) the sales transaction was made in compliance with all of the laws of the country of domicile of the purchaser, and of any political subdivision thereof, and the customary practices and documentation of such jurisdictions. The certificates representing the shares issued in such transactions bear an appropriate restrictive legend, and the transfer agent of the Company has been given stop transfer instructions with regard to shares issued under any Regulation S exemption.

                  The Company has monitored the flow of Regulation S shares issued by the Company and is not aware of any shares which have been sold back into the United States, or to U. S. persons (as defined in Rule 902(o) of Regulation S), within one year of the later of (a) the date of sale by the Company of the Regulation S shares, or (b) the date of the resale by a foreign underwriter of the last of any shares of a tranch of securities which were not held by the underwriter as its private investment. All individuals or entities who did not purchase their shares directly from the Company and who request the removal of the restrictive legend from shares issued under Regulation S are required to sign a representation letter certifying the accuracy of the statements set forth in subparagraphs (a) and (b) of this paragraph.

                  No commission or finders fees were paid on any of the referenced transactions.

PART II, ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has included in its Restated Articles of Incorporation provisions to indemnify its directors and officers from personal liability to the Company or any of its shareholders for damages for the breach of a fiduciary duty. The Restated Articles also provide for rights of indemnification as allowed under the laws of the state of Nevada. Additionally, the Bylaws of the corporation may be amended to allow for additional rights of indemnification by the corporation. The directors and officers enjoy rights of indemnification for defending criminal or civil actions, suits, or proceedings involving alleged acts or omissions by the director or officer while acting in said party's capacity on behalf of the corporation. The corporation does not indemnify a director or officer for any acts or omissions involving intentional misconduct, fraud, or a knowing violation of law or the payment of distributions in violation of Nevada Revised Statutes Section 78.300.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to such indemnification provisions, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S













                         TITAN MOTORCYCLE CO. OF AMERICA

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                           December 31, 1997 and 1996

                                 C O N T E N T S


Independent Auditors' Report ...............................................  35

Consolidated Balance Sheet .................................................  36

Consolidated Statements of Operations.......................................  38

Consolidated Statements of Stockholders' Equity  ...........................  40

Consolidated Statements of Cash Flows ......................................  41

Notes to the Consolidated Financial Statements .............................  42

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Titan Motorcycle Co. of America
Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of Titan Motorcycle Co. of America as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titan Motorcycle Co. of America as of December 31, 1997 and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.




Jones, Jensen & Company
Salt Lake City, Utah
March 12, 1998

                         TITAN MOTORCYCLE CO. OF AMERICA
                           Consolidated Balance Sheet


                                     ASSETS
                                     ------

                                                            December 31,
                                                               1997
                                                            ----------

CURRENT ASSETS

  Cash                                                      $   85,468
  Accounts receivable, net (Note 2)                            974,461
  Inventory (Note 3)                                         6,635,917
  Prepaid expenses                                             381,160
                                                            ----------

    Total Current Assets                                     8,077,006
                                                            ----------

EQUIPMENT (NOTE 4)

  Autos and trucks                                             228,017
  Machinery and equipment                                      199,226
  Office equipment                                             211,495
  Displays                                                      41,534
  Leasehold improvements                                        24,177
  Less: accumulated depreciation                              (121,749)
                                                            ----------

    Total Equipment                                            582,700
                                                            ----------
OTHER ASSETS

  Deposits                                                      55,063
  Trademarks                                                    54,288
                                                            ----------
    Total Other Assets                                         109,351
                                                            ----------
    TOTAL ASSETS                                            $8,769,057
                                                            ==========


        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                     Consolidated Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                  December 31,
                                                                     1997
                                                                  -----------

CURRENT LIABILITIES

  Accounts payable                                                $ 2,052,731
  Accrued expenses                                                    216,657
  Income tax payable                                                       50
  Deposits payable                                                    100,940
                                                                  -----------

    Total Current Liabilities                                       2,370,378
                                                                  -----------
LONG-TERM LIABILITIES

  Notes payable - related parties (Note 5)                          1,928,664
                                                                  -----------

    Total Long-Term Liabilities                                     1,928,664
                                                                  -----------

    TOTAL LIABILITIES                                               4,299,042
                                                                  -----------

COMMITMENTS AND CONTINGENCIES  (Note 6)

STOCKHOLDERS' EQUITY

  Common stock, par value $.001; 100,000,000 shares authorized;
   16,210,666 shares issued and outstanding                            16,211
  Additional paid-in capital                                        6,480,769
  Accumulated deficit                                              (2,026,965)
                                                                  -----------

    TOTAL STOCKHOLDERS' EQUITY                                      4,470,015
                                                                  -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 8,769,057
                                                                  ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                      Consolidated Statements of Operations


                                              For the Years Ended
                                                  December 31,
                                        ----------------------------
                                             1997            1996
                                        ------------    ------------

SALES, NET                              $ 13,064,145    $  4,983,876

COST OF GOODS SOLD                        10,607,602       3,683,728
                                        ------------    ------------

     Gross Profit                          2,456,543       1,300,148
                                        ------------    ------------

OPERATING EXPENSES

  Advertising                                114,874          97,537
  Auto and truck expense                      92,480          14,609
  Bank charges                                 1,543             833
  Contributions                               17,237           1,700
  Depreciation expense                        89,994          29,178
  Freight and postage                        466,057         184,762
  Insurance                                  356,212         125,814
  Legal and accounting                        87,867          38,852
  Office supplies and expense                393,313          79,332
  Printing                                    30,244           9,005
  Research and development                   186,206          76,196
  Rent                                       230,824          43,702
  Repairs and maintenance                     45,700          14,069
  Salaries and wages                       1,271,310         506,663
  Taxes and licenses                          17,305           3,223
  Telephone and utilities                    177,627          45,474
  Trade show and promotion                   498,670         113,706
                                        ------------    ------------

     Total Operating Expenses              4,077,463       1,384,655
                                        ------------    ------------

     (Loss) from Operations               (1,620,920)        (84,507)
                                        ------------    ------------

OTHER INCOME (EXPENSE)

  Gain (loss) on currency translation          9,331            --
  Other income                                70,394            --
  Interest income                               --            16,043
  Interest expense                          (126,163)        (15,726)
  Bad debt expense                            (6,385)        (11,256)
                                        ------------    ------------

     Total Other Income (Expense)       $    (52,823)   $    (10,939)
                                        ------------    ------------



        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                Consolidated Statements of Operations (Continued)


                                      For the Years Ended
                                          December 31,
                                 ----------------------------
                                      1997            1996
                                 ------------    ------------


NET (LOSS) BEFORE INCOME TAXES   $ (1,673,743)   $    (95,446)

Income taxes                             --                50
                                 ------------    ------------

NET (LOSS)                       $ (1,673,743)   $    (95,496)
                                 ============    ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                15,508,839      12,774,860
                                 ============    ============

NET LOSS PER SHARE               $      (0.11)   $      (0.01)
                                 ============    ============






















        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Consolidated Statements of Stockholders' Equity


                                              Common Stock           Additional
                                          --------------------        Paid-in     Accumulated
                                          Shares        Amount        Capital       Deficit
                                          ------        ------        -------       -------

Balance, December 31, 1995              11,000,000   $    11,000      $(6,000)   $  (257,726)

Recapitalization (See Note 1)               44,000            44       (8,044)          --

Issuance of common stock for cash
 at $0.50 per share                      3,000,000         3,000     1,497,000          --

Issuance of common stock for cash at
 $1.50 per share                           666,666           667       999,333          --

Net loss for the year ended
 December 31, 1996                            --            --            --         (95,496)
                                       -----------   -----------   -----------   -----------

Balance, December 31, 1996              14,710,666        14,711     2,482,289      (353,222)

Issuance of common stock for cash at
 $2.50 per share                         1,000,000         1,000     2,498,980          --

Issuance of common stock for cash at
 $3.00 per share                           500,000           500     1,499,500          --

Net loss for the year ended
 December 31, 1997                            --            --            --      (1,673,743)
                                       -----------   -----------   -----------   -----------

Balance, December 31, 1997              16,210,666   $    16,211   $ 6,480,769   $(2,026,965)
                                        ==========   ===========   ===========   ===========













        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                      Consolidated Statements of Cash Flows


                                                          For the Years Ended
                                                               December 31,
                                                      --------------------------
                                                           1997          1996
                                                      -----------   -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                                          $(1,673,743)  $   (95,496)
  Adjustments to reconcile net (loss)
   to net cash used in operating activities:
    Depreciation and amortization                          89,994        29,178
    Allowance for bad debts                                 6,385          --
Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable           (240,472)     (734,255)
    (Increase) decrease in inventory                   (5,013,787)   (1,479,592)
    (Increase) decrease in other assets                  (423,374)      (61,147)
    Increase (decrease) in accounts payable             1,587,530       398,868
    Increase (decrease) in deposits payable               (54,728)       40,611
    Increase (decrease) in accrued expenses               165,586        36,654
    Increase (decrease) in accrued interest payable          --          (5,895)
                                                      -----------   -----------

     Net Cash Used in Operating Activities             (5,556,609)   (1,871,074)
                                                      -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of property and equipment                    (620,844)      (51,251)
                                                      -----------   -----------

     Net Cash Used in Investing Activities               (620,844)      (51,251)
                                                      -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of stock                                     4,000,000     2,500,000
  New borrowings from related parties                   1,426,142       256,303
                                                      -----------   -----------

     Net Cash Provided by Financing Activities          5,426,142     2,756,303
                                                      -----------   -----------

NET INCREASE (DECREASE) IN CASH                          (751,311)      833,978

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                        836,779         2,801
                                                      -----------   -----------

CASH AND CASH EQUIVALENTS AT END
 OF YEAR                                              $    85,468   $   836,779
                                                      ===========   ===========

CASH PAID FOR:

  Interest                                            $      --     $    24,142
  Income taxes                                        $      --     $        50


        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 1 -     ORGANIZATION AND DESCRIPTION OF BUSINESS

             The financial statements presented are those of Titan Motorcycle Co. of America (Company). The Company was incorporated in the State of Nevada on January 10, 1995 to carry on any lawful activity under the laws of Nevada. On June 11, 1996, Mojave Financial Services, Inc. changed its name to Titan Motorcycle Co. of America in conjunction with the merger with Titan Motorcycle Co. of America. Prior to the acquisition of Titan Motorcycle Co. of America, the Company had been seeking to merge with an existing, operating company.

             Titan Motorcycle Co. of America (premerger) (Titan) was incorporated in the State of Arizona on December 12, 1994. The Company manufactures custom design motorcycles and sells them to authorized dealers or to the general public.

             On June 11, 1996, Mojave Financial Services, Inc. and Titan Motorcycle Co. of America completed an Agreement and Plan of Reorganization whereby the Company issued 11,000,000 shares of its common stock in exchange for all of the outstanding common stock of Titan. Immediately prior to the Agreement and Plan of Reorganization, the Company had 44,000 shares of common stock issued and outstanding.

             The acquisition was accounted for as a recapitalization of Titan because the shareholders of Titan controlled the Company after the acquisition. Therefore, Titan is treated as the acquiring entity.
             There was no adjustment to the carrying value of the assets or liabilities of Titan in the exchange. The Company is the acquiring entity for legal purposes and Titan is the surviving entity for accounting purposes. On June 11, 1996, the shareholders of the Company authorized a reverse stock split of 1-for-10. All references to shares of common stock have been retroactively restated. On March 17, 1997, the shareholders of the Company authorized a forward stock split of 2-for-1. All references to shares of common stock have been retroactively restated.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a.   Accounting Method

             The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

             b.   Income Taxes

             As of December 31, 1997 and December 31, 1996, the Company had a net operating loss carryforward for federal income tax purposes of approximately $2,027,000 and $349,000 respectively that may be used in future years to offset taxable income. The net operating loss carryforward will begin to expire in 2011. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             c.   Cash Equivalents

             The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

             d.   Inventory

             Inventories of raw materials, finished goods and work in process are stated at the lower of cost or market. The cost of the inventory includes the purchase price and direct costs such as freight-in.

             e.   Revenue Recognition

             The Company's revenue is derived primarily from the sale of custom built motorcycles. The revenue is recognized upon completion and shipment to the customer. The cost of work in- process and finished goods includes all direct materials, labor and those indirect costs related to the motorcycles. Selling, general and administrative costs are expensed as incurred.

             f.   Principles of Consolidation

             The  consolidated  financial  statements  include  those  of  Titan
             Motorcycle Co. of America (of Arizona) and Mojave Financial Services, Inc. (of Nevada). All significant intercompany accounts and transactions have been eliminated.

             g.   Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             h.   Allowance for Doubtful Accounts

             The Company's accounts receivable are shown net of an allowance for doubtful accounts of $17,252 and $11,256 at December 31, 1997 and December 31, 1996, respectively.

             i. Reclassification

             Certain  December  31,  1996  balances  have been  reclassified  to
             conform   with  the   December   31,   1997   financial   statement
             presentation.

             j. Advertising Expense

             The Company expenses advertising costs as incurred.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 3 -     INVENTORY

             Inventories for December 31, 1997 and December 31, 1996 consisted of the following:

                                                    1997                  1996
                                             ------------------    ------------------

             Finished goods                  $        1,678,543    $          213,689
             Work-in-process                            816,127               198,498
             Raw materials and supplies               4,141,247             1,209,943
                                             ------------------    ------------------

                  Total                      $        6,635,917    $        1,622,130
                                             ==================    ==================

NOTE 4 -     EQUIPMENT

             All equipment is accounted for at cost. Equipment is depreciated over its estimated useful live using accelerated methods. For the years ended December 31, 1997 and December 31, 1996 the Company expensed $89,994 and $29,178 in depreciation.

NOTE 5 -     NOTE PAYABLE - RELATED PARTY

             Long-term debt at December 31, 1997 and 1996 consists of the following:

                                                                               1997                  1996
                                                                        ------------------    ------------------

             Note payable to a related party, unsecured,
              bearing interest at 8% with  principal
              payments beginning on January 1, 2000
              with the balance being paid off in 3 years
              or as jointly agreed by the parties at that time.         $        1,928,664    $          502,521

             Less Current Portion                                                   -                     -
                                                                        ------------------    ------------------

                                                                        $        1,928,664    $          502,521
                                                                        ==================    ==================

             Future maturities of long-term debt are as follows:

                  2000                                                                        $          642,888
                  2001                                                                                   642,888
                  2002                                                                                   642,888
                  2003                                                                                    -
                  Thereafter                                                                              -
                                                                                                          -

                              Total                                                           $        1,928,664
                                                                                              ==================

             Accrued interest at December 31, 1997 and 1996 was $128,684 and $2,521, respectively.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 6 -     COMMITMENTS AND CONTINGENCIES

             a.  Office Lease

             The Company leases its office and warehouse space. Future minimum lease payments required under the operating agreement are as follows:

                                                                   Operating
                                                                     Lease
                                                            -------------------

             1998                                           $           269,332
             1999                                                       321,432
             2000                                                       338,686
             2001                                                       368,904
             2002 and thereafter                                        830,034
                                                                        -------

                  Total minimum lease payments              $         2,128,388
                                                            ===================

             b.  Product Warranty

             The Company provides a limited warranty on its motorcycles. The warranty period is thirty six (36) months. The Company bears the costs of warranty work for the first six (6) months. The Company has experienced only minimal costs associated with warranty work. The remaining warranty period is covered by a warranty insurance policy which is purchased, by the Company, from an insurance carrier.

             c.  Litigation

             The Company presently is involved as a defendant in a civil action filed against it in the Superior Court (court of general jurisdiction) in and for Maricopa County, Arizona, Civil No. CV98-03681, arising out of a dispute over payment for and the adequacy of services performed by the plaintiff in completing a paint room for the Company. The amount alleged owing is the principal sum of $52,899. The Company disputes the claims and has filed a counterclaim. In all events, it is not believed the outcome of this litigation will have any material affect on the Company's business. The Company is not aware of any other claims or litigation.

NOTE 7 -     CONCENTRATIONS OF RISK

             a.  Cash

             The Company maintains a savings account at a financial institution located in Phoenix, Arizona. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount.

             b.  Accounts Receivable

             The Company provides for accounts receivable as part of operations. Management does not believe that the Company is subject to credit risks outside the normal course of business.

                        TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 8 -     CUSTOMERS AND EXPORT SALES

             During 1997 and 1996, the Company operated one industry segment which includes the manufacturing and marketing of custom design motorcycles

             The Company's financial instruments subject to credit risk are primarily trade accounts receivable from its customers.

                                                                                  For the Years Ended
                                                                                      December 31,
                                                                         ---------------------------------------
                                                                               1997                 1996
                                                                         -----------------     -----------------

             Foreign sales                                               $       1,681,613     $       2,032,413
             Domestic sales                                                     11,382,532             2,951,463
                                                                         -----------------     -----------------

                                                                         $      13,064,145     $       4,983,876
                                                                         =================     =================

NOTE 9 -     INCENTIVE STOCK OPTION PLAN

             In November 1996, the Company established an incentive stock option plan for the management and key employees of the Company. The options were awarded at the trading price of the stock and are exercisable in a ten year period.

                                                                              November 27,        January 8,
             Dates issued                                                      1996                 1997
                                                                         -----------------     -----------------

             Number of options issued                                              364,000                60,000
             Exercise price                                              $            2.50     $            3.00

             Total options outstanding at December 31, 1997 was 424,000.

NOTE 10 -    SUBSEQUENT EVENTS

             Prepaid Advertising
             -------------------

             In 1998, the Company issued 60,000 shares of its common stock and agreed to transfer $250,000 of its motorcycles over a two year period to a publishing company for advertising services valued at $500,000, which will be used in 1998 and 1999.

             Amendment to Articles of Incorporation
             --------------------------------------

             The Company amended its Articles of Incorporation to change the number of common shares authorized from 100,000,000 to 90,000,000, par value $0.001, and to authorize the issuance of 10,000,000 shares of $0.001 par value preferred stock.

             Stock Options Issued
             --------------------

             On January 28, 1998, the Company issued an additional 441,000 stock options with an exercise price of $3.00 per share, which expire on January 28, 2008.

                                    PART III

PART III, ITEMS 1 and 2.  INDEX TO, AND DESCRIPTION OF, EXHIBITS

                                                                            Page
                                                                            ----

   (a)      Financial statements filed as part of the Registration Statement.

       Audited year end financial statements as of
       December 31, 1997 and 1996............................................33

   (b)      Exhibits.

       3.(I)  Restated Articles of Incorporation
                       of the Company........................................49

       3.(II) By-Laws of the Company.........................................53

       4      Specimen of Common Stock Certificate...........................64

       10.1   Form of real estate lease agreement between Holualoa Peoria
                       Avenue Industrial, LLC and the Company................65

       10.2   Form of addendum to real estate lease..........................87

       10.3   1997 Stock Option and Incentive Plan
                       of the Company........................................98

       23.1   Consent of Bruce L. Dibb, P.C.................................114

       23.2   Consent of Jones, Jensen & Company, LLC.......................115

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Titan Motorcycle Company of America



Date:                                      By:
     --------------------                      -------------------------------
                                                     Frank S. Keery
                                                     Chief Executive Officer



Date:                                      By:
     --------------------                      -------------------------------
                                                     Robert P. Lobban
                                                     Chief Financial Officer